BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

BRF is the only food company listed in the new ISE portfolio

BM&FBOVESPA’s Corporate Sustainability Stock Index (“ Índice de Sustentabilidade Empresarial” – ISE) highlights a high level of commitment to business and national sustainability

BRF, one of the world’s largest food companies, has been listed for the ninth consecutive year in the BM&FBOVESPA Corporate Sustainability Stock Index. The purpose of the Index is to create an investment environment compatible with contemporary society’s demand for sustainable development and foster corporate ethical responsibility.

“BRF is the only food company listed in the new ISE portfolio”, notes Global Corporate Affairs Officer Marcos Jank. The company takes the matter seriously and maintains a specific committee to evaluate and monitor sustainability-related performance, risks and opportunities.

The new portfolio will remain in force from January 6, 2014, through January 2, 2015, and is made up of 51 shares of 40 companies. They are selected based on criteria set forth by the Sustainability Studies Center of Fundação Getúlio Vargas’s Business Administration School of São Paulo (EAESP-FGV).

The securities that form the ISE represent 18 industries and add up to R$ 1.14 trillion in market value, equivalent to 47.16% of the total value of BM&FBOVESPA-listed companies as of the 26th of the present month. This year, the ISE was up 2.33% as of November 28, whereas the Ibovespa index dropped 14.9% in the same period.

 São Paulo, November 29, 2013

Leopoldo Viriato Saboya Chief Financial, Administration and Investor Relations Officer